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Exhibit 12.1

The Nasdaq Stock Market
Computation in Support of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
Unaudited

	Years ended December 31,
	2002	2001	2000		1999	1998
Pre-tax income from continuing operations (less minority interest)	71,697	73,091	44,955	*	144,570	60,965
Add: Fixed Charges	20,060	10,821	2,778		2,143	1,962

Pre-tax earnings before fixed charges	91,757	83,912	47,733		146,713	62,927
Fixed Charges:
Interest	19,590	10,643	2,778		2,143	1,962
Other	470	178	—		—	—

Total Fixed Charges	20,060	10,821	2,778		2,143	1,962
Preferred Stock Dividend Requirements	—	—	—		—	—

Total Combined Fixed Charges and Preferred Dividends	20,060	10,821	2,778		2,143	1,962

Ratio of Earnings to Fixed Charges	4.57	7.75	17.18		68.46	32.07
Ratio of Earnings to Fixed Charges & Preferred Stock Dividends	4.57	7.75	17.18		68.46	32.07

* Adjusted for cumulative effect in change in accounting principle of $169,046.

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  Exhibit 12.1
The Nasdaq Stock Market Computation in Support of Ratio of Earnings to Fixed Charges (Dollars in Thousands) Unaudited